Exhibit 12.1

	For the Year Ended May 31,					Three Months Ended August 31,
	2008	2007	2006	2005	2004	2008
	(In Thousands Except Per Share Data and Ratios)					(unaudited)

Earnings Available for Fixed Charges

Earnings before income taxes	$115,163	$86,364	$45,717	$16,917	$1,706	$28,063

Add:

Interest expense	18,893	15,432	17,115	15,666	15,666	3,926

Amortization of capitalized interest	—	—	85	85	85	—

Amortization of debt expense	1,686	1,269	804	1,166	1,024	747

One-third of rent expense under operating leases (estimated by management to be the interest factor of such rent expense)	7,239	5,961	4,684	4,025	3,748	2,102

Earnings available for fixed charges	$142,981	$109,026	$68,405	$37,859	$22,229	$34,838

Fixed Charges

Interest expense	18,893	15,432	$17,115	$15,666	$15,666	$3,926

Amortization of capitalized interest	—	—	85	85	85	—

Amortization of debt expense	1,686	1,269	804	1,166	1,024	747

One-third of rent expense under operating leases (estimated by management to be the interest factor of such rent expense)	7,239	5,961	4,684	4,025	3,748	2,102

Total fixed charges	$27,818	$22,662	$22,688	$20,942	$20,523	$6,775

Ratio of earnings to fixed charges	5.1	4.8	3.0	1.8	1.1	5.1